UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934


                           SUN HEALTHCARE GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    866933401
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    866933401
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,102,362*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     7.5%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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* Cerberus Partners, L.P., a Delaware limited partnership  ("Cerberus"),  is the holder of (i) 787,402 shares of the common stock, par value $0.01 per share (the "Shares") of Sun Healthcare Group, Inc., a Delaware corporation (the "Company"),
and  (ii)  a  warrant  (the  "Warrant")  which,   subject  to  certain  exercise
restrictions contained therein, entitles Cerberus to purchase up to an aggregate of 314,960 additional Shares at an exercise price of $12.65 per share. The number of Shares purchasable upon exercise of the Warrant and the exercise price therefor are subject to adjustment under certain circumstances. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of February 19, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,102,362 Shares, or 7.5% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Sun Healthcare Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 18831 Von Karman, Suite 400, Irvine, California 92612.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Subscription Agreement, dated as of February 13, 2004, by and among the Company, Cerberus and certain other parties thereto (the "Subscription Agreement"), on February 19, 2004, Cerberus purchased (i) 787,402 Shares, and (ii) a warrant (the "Warrant") which, subject to certain exercise restrictions contained therein, entitles Cerberus to purchase up to an aggregate of 314,960 additional Shares at an exercise price of $12.65 per share. The number of Shares purchasable upon exercise of the Warrant and the exercise price therefor are subject to adjustment under certain circumstances. Pursuant to the provisions of the Subscription Agreement, the Shares and Warrant were purchased by Cerberus as units (the "Units"), each of which consists of (i) one Share and
(ii) one Warrant to purchase four tenths (0.4) of a Share. Cerberus purchased each Unit for $12.70, of which $12.65 represented the price of the Shares and $0.05 represented the price of the corresponding warrant. All funds used to purchase or acquire the securities of the Company by Cerberus came directly from the assets of Cerberus.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, there were 10,042,251 Shares issued and outstanding as of November 12, 2003. As of February 19, 2004, pursuant to the transactions contemplated by the Subscription Agreement, Cerberus was issued
(i) 787,402 Shares, and (ii) a Warrant to purchase up to an aggregate of 314,960 additional Shares. In addition, on February 19, 2004, pursuant to transactions by third parties with the Company, certain other parties were issued Shares and Warrants.

          Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of February 19, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,102,362 Shares, or 7.5% of the Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days prior to February 19, 2004, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the purchase of the Shares and the Warrant and the related transactions thereto described in this Schedule 13D, among other agreements, the Company and Cerberus, among others, entered into (i) a Warrant, dated as of February 13, 2004, pursuant to which, among other things, Cerberus has the right to purchase 314,960 additional Shares, as more particularly set forth and described in the Warrant incorporated by reference as Exhibit 1 hereto, and (ii) a Registration Rights Agreement, dated as of February 13, 2004, pursuant to which, among other things, the Company agreed to the terms pursuant to which the Company shall register the Shares issued pursuant to the Subscription Agreement and any Shares issued pursuant to the Warrant for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement incorporated by reference as Exhibit 2 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Form of Warrant, dated as of February 13, 2004, issued by Sun Healthcare Group, Inc. to each of the purchasers named on the list of purchasers attached thereto, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, dated February 20, 2004, filed by Sun Healthcare Group, Inc.

          2. Form of Registration Rights Agreement, dated as of February 13, 2004, between Sun Healthcare Group, Inc. and the purchasers named on the list of purchasers attached thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, dated February 20, 2004, filed by Sun Healthcare Group, Inc.

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 23, 2004


                                               /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).